Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street | Palo Alto, CA 94304-1115  |   tel 650.233.4500   |   fax 650.233.4545

James J. Masetti

tel 650.233.4754

jim.masetti@pillsburylaw.com

March 28, 2013

Securities and Exchange Commission

100 F Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Assistant Director

Re:	Violin Memory, Inc.
Confidential Draft Registration Statement on Form S-1
CIK No. 1407190

Dear Ms. Jacobs:

Violin Memory, Inc. (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated March 7, 2013. The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

General

1.	On February 14, 2013, you filed an amended Form D disclosing additional sales of unregistered securities in a series of private placement transactions. Subsequent to this filing, there were press reports and blog postings describing this filing and referring to an unnamed investor who disclosed that these funds would be used to fund operations until your initial public offering targeted for early May and represented an implied enterprise value of $850 million. See, e.g., http://allthingsd.com/20130214/violin-memory-is-raising-more-money-ahead-of-planned-may-ipo/. In a letter dated October 31, 2012, you outlined the preventative measures that Violin Memory had taken to address its obligations under the Securities Act following a Bloomberg news article dated October 17, 2012, in which two anonymous sources provided a valuation of the company. Please explain to us when you learned about the most recent article and the measures taken in response to yet another article in the press.

www.pillsburylaw.com	704147399v4

March 28, 2013

Response: The Registrant has continued its efforts to try to minimize public discussion of the Offering and other non-ordinary course publicity, including references to its Series D preferred stock financing. The Registrant reviewed with counsel the requirement to file its amended Form D with the Commission prior to the filing and the potential consequences of additional press coverage that could arise after the filing of the Form D. After consultation with counsel, the Registrant determined to file the Form D in accordance with applicable securities laws. As part of this discussion, the Registrant re-affirmed its publicity restrictions with its internal staff.

Shortly following the filing of the Form D, the Registrant was contacted by Arik Hesseldahl, the author of “Violin Memory is Raising More Money Ahead of Planned May IPO” (http://allthingsd.com/20130214/violin-memory-is-raising-more-money-ahead-of-planned -may-ipo/) (the “Hesseldahl Article”), who requested a comment from the Registrant about the Series D preferred stock financing and the Registrant’s IPO. In accordance with well-established procedures, the Registrant declined to comment. Although there is a considerable amount of speculation in the press as to the timing of the Registrant’s IPO, the Registrant and any individuals authorized to speak on behalf of the Registrant have consistently declined to comment on the Registrant’s financing plans while it has been in registration. For example, another speculative article entitled “Music to investors’ ears: Storage upstart Violin to go public?” written by Chris Mellor on February 11, 2013 reflects the following comment from the Registrant’s spokesperson, “As a general rule, Violin does not comment publicly on its future financing plans.”

In response to the Hesseldahl Article, the Registrant confirmed that no officer or director was aware of the identity of the potential investor who was quoted in the Hesseldahl Article. Each potential investor who had access to confidential information of the Registrant was required to execute a nondisclosure agreement with the Registrant. In addition, there are several factually inaccurate statements attributed to this “investor approached to participate in the deal” who is cited in the Hesseldahl Article. For example, the most recent fundraising was not solely from existing investors, but also included new investors. The implied valuation referenced in the Hesseldahl Article is not accurate. In addition, the target IPO date is not factually correct.

The Registrant does not believe that there has been or will be any market conditioning effect as a result of the Hesseldahl Article and other coverage related to the Registrant’s Form D filing. This belief is supported by the fact that the Registrant and

March 28, 2013

the underwriters have not received any indications of interest from potential investors as a result of the Hesseldahl Article and related press coverage. In addition, while the timing of the Offering has not been determined, it is clear that a considerable amount of additional time will have passed before the Offering is completed and each potential investor will receive a prospectus that complies with Section 10 of the Act prior to making an investment decision.

2.	We note your response to prior comment 3, as well your responses to prior comments 5 and 6 from our letter dated November 20, 2012. It appears to the Staff that you have not provided a compelling argument for relying on the results of the reverse option pricing method (“OPM”) in determining the fair value of your common stock rather than considering the observable market prices of the secondary common stock sales. As a result, we believe that you should apply an appropriate weighting to the observable market prices of the secondary common stock sales in determining the fair value of your common stock. Please advise.

Response:

As discussed with the Staff on March 19, 2013, the Registrant used all observable indications of fair value that were available at the time of each valuation and applied what it believes to be an appropriate weighting to the observable market prices of the secondary common stock sales. Specifically, the Registrant weighted recent sales of preferred stock in the IPO scenario and recent sales of preferred stock and secondary transactions of common stock to a non-IPO scenario.

While the Registrant considered the secondary common stock sales in its IPO scenario, the Registrant chose to use the sale of preferred stock in the IPO scenario as the Registrant believes it is the better indicative value of the Registrant’s enterprise value. It also happened to result in the highest estimated enterprise value calculated from all observable indications. The Registrant believes that the Series D preferred stock prior sales price is a better indicator of estimated fair value under the IPO scenario, because the Registrant has sold 14.8 million shares of Series D preferred stock during fiscal 2013 to investors who, for the most part, had access to an electronic data room full of diligence information about the Registrant, its operations, financial performance and projections and other data, viewed management presentations and performed their own due diligence prior to investing. These investors generally also had an opportunity to ask questions of management about the Registrant and its business. Approximately 60% of the Series D preferred shares were bought by new investors who were not stockholders of the Company prior to that purchase.

In contrast, the common stock secondary trades are limited in number (i.e., an inactive market). During fiscal 2013, the Registrant observed a total of 25 secondary trades with investors who had access only to very limited information.

March 28, 2013

In the non-IPO scenario, the Registrant used the reverse OPM on the observable prices of the secondary common stock sales to reflect the liquidation preference of preferred stock under a non-IPO scenario. The Registrant’s outstanding preferred stock has a liquidation preference over the common stock, such that upon a liquidation of the Registrant, holders of preferred stock will be paid 1.5 times the original issue price of the Series 1, A, B and C preferred stock and a fixed amount of $8.75 per share for Series D preferred stock. In addition, the liquidation proceeds would first be distributed to holders of Series D, then the remaining amount is distributed to holders of Series C, then to holders of Series B, then to holders of Series A and then to holders of Series 1, before any amount is distributed to holders of common stock. By employing the reverse OPM in a non-IPO scenario, the Registrant’s valuation model incorporated the liquidation preferences for preferred stock and the residual value for the remaining common stock was set at a value equal to the observable prices in the secondary trades. The use of the reverse OPM resulted in a higher estimated enterprise value than would have been calculated using the product of the observable prices of the secondary common stock sales multiplied by the number of shares outstanding. For this reason, the Registrant believes using the reverse OPM on the observable prices of the secondary common stock sales in the non-IPO scenario is appropriate.

Supplemental Information

The Registrant supplementally advises the Staff of the following additional information:

A.	During the teleconference with the Staff on March 19, 2013, the Staff inquired whether there are any Series D preferred stockholders who had access to the data room, and also bought common stock in a secondary sale. The Registrant notes that through the date of this response, there was one Series D preferred investor who bought 23,200 shares of Series D preferred at $6.00 during February 2013 and who also owned 142,258 shares of common stock, which was purchased at $6.00 per share during December 2012. This specific investor, however, purchased the common stock before purchasing the preferred stock, did not have access to the data room and did not request such access before subsequently purchasing Series D preferred stock.

B.

Subsequent to the Registrant’s last confidential submission in November 2012 through February 28, 2013, the Registrant has observed three secondary trades for 640,000 shares of common stock at $5.00 per share and one trade of 142,258 shares at $6.00 per share purchased by the investor discussed above.

March 28, 2013

For the comparable period, the Registrant sold 2.4 million shares of Series D preferred stock for approximately $14.2 million at $6.00 per share. Compared to the Registrant’s prior valuation of October 31, 2012, the price of Series D preferred stock has decreased from $7.00 to $6.00 per share as compared to the sale prices of secondary sales of common stock, which have increased from $4.75 to $5.00 per share, with the exception of one trade in December 2012 at $6.00 per share mentioned above.

C.	During the teleconference with the Staff on March 19, 2013, the Staff inquired as to the Registrant’s basis for the discount for lack of marketability. The Registrant assessed the discount for lack of marketability based on the cost of a protective put option method as set forth in the AICPA Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation.” The lack of marketability applied in the October 31, 2012 valuation was 10%.

D.	Under the comparable companies market multiple approach, the Registrant used the highest revenue multiple available across all of its comparable companies. The Registrant believes that the market multiples of its comparable companies will have the most significant impact on its valuation if and when the Registrant’s initial public offering price range is determined. Therefore, the Registrant assigned a 50% weight to the enterprise value derived from the market approach in the overall valuation.

3.	Please clarify how the pertinent terms and conditions of your preferred stock support the differences between the market prices of your preferred stock and the fair value of your common stock derived from the reverse OPM. In this regard, please specify the features of the preferred stock that differ from that of your common stock and how these differences resulted in such a significant difference between the sales price of your preferred stock and the fair value of your common stock as determined by a valuation.

Response: The most significant term of the Registrant’s preferred stock that supports the differences between the market prices of its preferred stock and the fair value of its common stock is the liquidation preferences of the preferred stock. Upon a liquidation of the Registrant, the shares of preferred stock will be paid up to 1.5 times the original issue price for the Series 1, A, B and C preferred stock and a fixed amount of $8.75 per share for the Series D preferred stock prior to and in preference to any payout to holders of common stock. Also the liquidation proceeds are first distributed to holders of Series D, then remaining amount to holders of Series C, then to holders of Series B, then to holders of Series A and then to holders of Series 1 before any amount is distributed to holders of common stock. In addition, certain series of preferred stock have senior voting rights compared to common stock, including approval rights of certain transactions such as a liquidation event.

March 28, 2013

In connection with the Registrant’s valuation of the common stock, the Registrant allocated equity value of the enterprise both to common and preferred stock using PWERM, with a non-IPO and IPO probability. In the October 2012 valuation, the Registrant assigned a value of $6.49 per share for Series D preferred stock and $3.94 for common stock based on IPO and non-IPO probabilities. The issue price of Series D preferred stock in October 2012 was $7.00 per share, which approximates the fair value calculated in the valuation report. In addition, the Registrant observed the convergence of the preferred and common stock with an increase in the probability assigned to an IPO scenario over time.

As can be discerned from the Registrant’s draft filing and consolidated financial statements, the Registrant has incurred, and expects to incur, substantial losses and will require additional funding. For any of the higher valuations included in the Registrant’s valuation model to come to fruition in an IPO or non-IPO scenario, the Registrant will have to be successful in executing against its strategic plan. Whether the Registrant will achieve its objectives is dependent upon future events that are not wholly within the Registrant’s control. Given the uncertain outcomes, the Registrant believes that it is both logical and to be expected that Series D preferred stock, with its $8.75 liquidation preference, would transact at a higher price than common stock. Further, considering that during fiscal 2013 no investor who accessed the data room also bought common stock, the Registrant would submit that it is only the most optimistic of investors who have bought common stock. The Registrant believes this optimistic valuation of common stock should be balanced with other appropriate valuation methodologies and views in arriving at a valuation for the Registrant and its common stock for accounting estimate purposes.

* * *

The Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

March 28, 2013

We would be pleased to answer your questions or provide you with any additional information. Please contact the undersigned at (650) 233-4754. You may also direct any further comments via facsimile at (650) 233-4545.

Very truly yours,

/s/ James J. Masetti

James J. Masetti

cc:	Violin Memory, Inc.
Donald G. Basile, President and Chief Executive Officer
Cory Sindelar, Chief Financial Officer

Davis Polk & Wardwell LLP
Alan Denenberg, Esq.

Pillsbury Winthrop Shaw Pittman LLP
Jorge del Calvo, Esq.
Heidi Mayon, Esq.